FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  01 May, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed Company

International Power plc

2. Name of shareholder having a major interest

Aviva plc and its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Direct interests of the shareholders named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity                                                           Holding

BNY (Nominees) Limited                                                  18,000
BNY Norwich Union Nominees Limited                                  10,798,465
BT Globenet Nominees Limited                                            19,900
Chase GA Group Nominees                                             23,250,195
Chase Nominees Limited                                               1,660,769
CUIM Nominee Limited                                                 8,329,088
Vidacos Nominees Limited                                               325,765

Financial Instruments

International Power 3.25% Cnv                                          124,007

Total                                                               44,526,189


5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

27 April 2007

11. Date Company informed

01 May 2007

12. Total holding following this notification

44,526,189

13. Total percentage holding of issued class following this notification

2.97%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Aarti Singhal - Investor Relations: + 44 (0) 20 7320 8600

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

01 May 2007












                                      INTERNATIONAL POWER plc
                                         (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary